Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
October 5, 2006
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions

RE:	Energy Partners, Ltd. Preliminary Proxy Statement on Schedule 14A Filed by ATS Inc. and Woodside Petroleum on September 8, 2006

Dear Mr. Pressman:
                    On behalf of ATS Inc. (“ATS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 27, 2006 (the “Comment Letter”) relating to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by ATS on September 8, 2006. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Michael Pressman, Esq.
October 5, 2006

                    Concurrently with the filing of this letter, ATS, Woodside Finance Limited and Woodside Petroleum Ltd. are filing, via EDGAR submission, Amendment No. 1 to the Proxy Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes deemed necessary or appropriate by ATS (including conforming changes with respect to the Staff’s prior comments to ATS’s Schedule TO filed with the SEC on August 28, 2006, as amended).
PREC 14A submitted on September 8, 2006
1.	Update your disclosure reflect the revisions to your offer conditions.

Response: ATS has revised the Proxy Statement to reflect the appropriate revisions to the conditions to the Offer made to date, including such revisions made in response to the Staff’s comments in connection with ATS’s Schedule TO previously filed with the SEC. Specifically, ATS has revised the paragraph following the third bulleted sentence on page 3 of the Proxy Statement as follows:

“One condition of the Offer is that the Stone Merger Agreement has been validly terminated on terms reasonably satisfactory to ATS and ATS shall reasonably believe that the Company could not have any liability, and Stone shall not have asserted any claim of liability or breach against the Company, in connection with such merger agreement other than with respect to the possible payment by the Company of the termination fee required thereby. Accordingly, the stockholders should reject the proposals concerning the Proposed Stone Merger, including the proposal to approve the issuance of Shares to Stone’s stockholders as a result of the Proposed Stone Merger. A vote “AGAINST” these proposals makes it more likely that the Stone Merger Agreement will be terminated by the parties thereto and moves all of the Company’s stockholders closer to being able to benefit from the Offer.”

In addition, ATS has revised subsection (ii) in the third paragraph under the heading “CONDITIONS TO THE OFFER” on page 5 of the Proxy Statement to read as follows:

“(ii) the Stone Merger Agreement having been terminated on terms reasonably satisfactory to ATS, and ATS reasonably believing that the Company could not have any liability, and Stone not having asserted any claim of liability or breach against the Company, in connection with the Stone Merger Agreement other than with respect to the possible payment by the Company of the $25.6 million termination fee required thereby,”

Michael Pressman, Esq.
October 5, 2006

2.	Please include the information required by Item 14 of Regulation 14A with regard to the potential merger between ATF and Energy Partners Ltd. Refer to Note A of Schedule 14A. In the alternative, please provide us with an analysis supporting the decision to omit such information.

Response: ATS notes the Staff’s comment and does not believe it is necessary or, at this point, appropriate to include information required by Item 14 of Regulation 14A with regard to the potential merger between ATS and the Company. ATS currently describes the Offer and Second-Step Merger in the section of the Proxy Statement titled “THE OFFER,” which begins on page 5 of the Proxy Statement. The terms of the Offer are detailed more fully in the Offer to Purchase. ATS informs stockholders that this more detailed description may be found in the Offer to Purchase and instructs stockholders as to how they may obtain a copy of the Offer to Purchase without charge. ATS notes to the Staff that if the structure of the transaction were to change, for example, to a negotiated long-form merger, the terms of that transaction would be contained in a separate disclosure document delivered to stockholders.

Additionally, the Second-Step Merger is not a matter which will be acted upon in connection with the Proposals described in the Proxy Statement. Because the Proxy Statement discloses that the Second-Step Merger will be effected for cash at the same per Share price as paid to stockholders whose Shares are tendered and accepted for payment in the Offer and because ATS does not currently contemplate that the Second-Step Merger will be effected pursuant to a comprehensive merger agreement, ATS does not believe that there is any other information which stockholders require in connection with the Proposals discussed in the Proxy Statement. Moreover, depending on the number of Shares tendered in the Offer, the Second-Step Merger may or may not require a vote of the Company’s stockholders. Even assuming that a comprehensive merger agreement in connection with the Second-Step Merger were to be required, there is no way at this time to reasonably predict the terms of such an agreement other than those currently described in the Proxy Statement and the Offer to Purchase.

ATS has, however, amended the Proxy Statement by adding the following language at the end of the first paragraph of the section of the Proxy Statement titled “THE OFFER,” which begins on page 5 of the Proxy Statement:

“If a stockholder decides not to tender Shares in the Offer and the Second-Step Merger does not occur, and ATS purchases Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the New

Michael Pressman, Esq.
October 5, 2006

York Stock Exchange or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the Commission or otherwise cease being required to comply with Commission rules relating to publicly held companies. If ATS purchases Shares in the Offer, it is ATS’s current intention to cause the Second-Step Merger to occur; however, ATS cannot guaranty this result. Additionally, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case Shares may no longer be used as collateral for loans made by brokers. Furthermore, if the proposed structure of the Second-Step Merger changes, the terms of such transaction will, to the extent required by applicable law, rule or regulation, be disclosed in a separate document which will be provided to stockholders.”

3.	We note that you are seeking the authority to withhold proxies in order to deny a quorum. The Staff does not believe that the withholding of proxies to deny quorum is consistent with Rule 14a-4(e). Refer to the Tenth Annual Report of the Securities and Exchange Commission at page 53. Please revise your proxy statement accordingly.

Response: ATS respectfully disagrees with the Staff’s position and believes that the clear and unambiguous statement in the Proxy Statement indicating to Company stockholders that ATS may withhold proxies in order to defeat a quorum at the Special Meeting represents a “reasonable specified condition” permissible under the plain meaning of Rule 14a-4(e). Specifically, ATS has provided that “by signing the [COLOR] proxy card the stockholders will be granting ATS the flexibility to exercise [the] option [of withholding proxies and denying the Company a quorum] in the event that ATS determines in good faith that doing so may be the most effective means to defeat the proposed Stone Merger.”

As an initial matter, ATS has reviewed the Tenth Annual Report of the Securities and Exchange Commission (the “Annual Report”), which was issued in 1944 – four years prior to the 1948 adoption of Rule 14a-4(e). See Securities Exchange Act Release No. 4185 (Nov. 5, 1948). Accordingly, ATS does not believe that the Annual Report (and the fact pattern described therein to which the Staff alludes) should trump the language of Rule 14a-4(e) as adopted.

A leading treatise on proxy solicitations which was first published in the decade following the 1948 Amendments notes that, “[p]rior to the 1948 amendments to the Proxy Rules, which added [Rule 14a-4(e)], the Commission had taken the position that the solicitation of proxies constituted an implied representation by the person making the solicitation that the shares

Michael Pressman, Esq.
October 5, 2006

represented by the proxy would be voted.” Edward R. Aranow & Herbert A. Einhorn, Proxy Contests for Corporate Control 318-319 (2d ed. 1968). The Annual Report reflects this pre-Rule position, which was formulated in light of a fact pattern distinguishable from ATS’s solicitation. The Annual Report describes a matter in which a state court found that the Certain-Teed Products Corporation, having solicited proxies for the stated purpose of fielding a meeting to elect a board of directors, could not properly direct its proxy agents to refrain from attending the corporate meeting in order to avoid having their proxies counted for the purpose of determining whether a quorum existed. See Tenth Annual Report of the Securities and Exchange Commission at 53. There is no suggestion that the Certain-Teed Corporation disclosed to the applicable shareholders any intention to direct its proxy agents to refrain from attending the meeting or disclosed any circumstances under which they would do so. Instead, the proxies contained only a provision that the proxy holders would vote in a manner as they would “in their discretion determine.” Lizars v. Dahlberg, 3 S.E.C. Jud. Dec. 662, 674 (Baltimore Supr. Ct. 1944). The court noted that the proxy holders had given “the clearly implied, if not express, representation that they would attend and would vote.” Id. at 675. ATS makes no such representation, express or implied. Rather, the Proxy Statement and form of proxy card contain prominent disclosure that ATS will withhold proxies to deny a quorum if doing so is the most effective means to defeat the Stone Merger.

The Proxy Statement and form of proxy card comply with the straightforward terms of Rule 14a-4(e) which requires that “the proxy statement or form of proxy shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted and that where the person solicited specifies by means of a ballot provided pursuant to paragraph (b) a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made.” (Emphasis added.) As noted above, ATS prominently identifies the specified condition under which it will not vote its proxies on pages 2 and 11 of the Proxy Statement and in the form of proxy card; each such section expressly states in prominent typeface that “by signing the [COLOR] proxy card the stockholders will be granting ATS the flexibility to exercise [the] option [of withholding proxies and denying the Company a quorum] in the event that ATS determines in good faith that doing so may be the most effective means to defeat the proposed Stone Merger.” (Emphasis added.) This disclosure specifies the reasonable condition under which ATS may withhold proxies (doing so is the most effective means by which to defeat the Proposed Stone Merger) and accordingly meets the requirements of Rule 14a-4(e). Indeed, the U.S. District Court for the Southern District of New York recently noted that a plaintiff presenting a similar argument to that contained in the Comment Letter could point to “no authority” which persuaded the court of the validity

Michael Pressman, Esq.
October 5, 2006

of such argument. See Salomon Brothers Mun. Partners Fund, Inc. v. Thorton, et. al., 410 F.Supp. 2d 330, 335 n. 2 (S.D.N.Y. 2006).

Additionally, in a Summary of Interpretation of the Division of Corporate Finance, dated March 17, 1960, the Staff noted that withholding proxies pursuant to specified conditions is specifically contemplated by Rule 14a-4(e). When analyzing a representation in a proxy statement stating that “the proxies will be voted as directed ... unless the sales contract is not consummated, in which case the unspecified proxies will be voted to disapprove the plan,” the Staff explicitly stated that “[t]he conditional vote for disapproval is the equivalent of not voting the proxy and hence such action, under the circumstances, falls within the exception for ‘reasonable specified conditions’ of Rule 14a-4(e).” Summary of Interpretation of the Division of Corporate Finance available at http://www.sechistorical.org/collection/ papers/1960/1960_1964_Interprt_Corp_Finance.pdf (last visited Sept. 28, 2006) (emphasis added).

Additionally, it is a fundamental tenet of corporate law and shareholders’ rights that a shareholder has the right to not attend a shareholder meeting as there is “no duty on a shareholder to attend a meeting in the first place.” Textron, Inc. v. American Woolen Co., 122 F. Supp. 305, 312 (D. Mass. 1954). Specifically, “[u]nder Delaware law, a stockholder has the final decision whether or not to vote his share.” State of Wisconsin Inv. Bd. v. Peerless Sys. Corp. No. Civ.A. 17637, 2000 Del. Ch. LEXIS 170 at *50 (Del. Ch. 2000), c.f. Hall v. Hall, 506 S.W. 2d 42, 45 (Mo. Ct. App. 1974) (participation by a shareholder in corporate affairs is voluntary and no shareholder may be compelled to attend or participate in shareholders’ meetings). Nothing in Rule 14a-4(e) compels the attendance in all circumstances of a shareholder’s proxy agent for the purpose of creating a quorum. See Holly Sugar v. Buchsbaum No. 81-C-743, 1981 WL 1708 at *8 (D. Colo. 1981).

If a Company stockholder desires to vote against the proposals but wants to have its proxy represented at the meeting for purposes of creating a quorum (i.e., the stockholder does not want to give ATS the express ability to withhold the stockholders’ proxy), the stockholder may vote against the proposals on the proxy card provided by the Company. By including an express condition which permits ATS to withhold proxies, ATS is in no way disenfranchising or misleading any stockholder. Rather, it is presenting stockholders who do not support the Proposed Stone Merger the opportunity to preserve the right to withhold their presence and votes from a stockholder meeting, which is a right that each stockholder possesses under Delaware law.

Michael Pressman, Esq.
October 5, 2006

Finally, as a practical matter, there has been significant turnover of stockholders of the Company since the Company set its record date with respect to the proposals and ATS announced the Offer. ATS believes, after considering the views of its proxy solicitor Innisfree M&A Incorporated, which has experience in transactions of this type, that a vote on the proposed Stone Merger will likely not reflect the views of the current shareholder base of the Company, which is significantly different from the shareholder base prior to the setting of the record date and ATS’s announcement of the Offer.

In order to make the condition to withholding proxies even more clear, ATS has inserted the following paragraph after the third paragraph on page 4 of the Proxy Statement:

“OUR GOAL IS TO DEFEAT THE PROPOSED STONE MERGER. THERE ARE TWO WAYS TO DO SO. IF WE OBTAIN A SUFFICIENT NUMBER OF VOTES “AGAINST” THE ISSUANCE OF SHARES TO STONE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED STONE MERGER TO CLEARLY DEFEAT THE PROPOSAL, WE WILL VOTE YOUR SHARES. HOWEVER, THERE ARE CIRCUMSTANCES UNDER WHICH IT MAY BE POSSIBLE TO DEFEAT THE PROPOSAL BY WITHHOLDING PROXIES AND DENYING THE COMPANY A QUORUM (FOR THE REASONS DISCUSSED HEREIN). ATS WOULD LIKE, IS REQUESTING, AND BY SIGNING THE [COLOR] PROXY CARD THE STOCKHOLDERS WILL BE GRANTING TO ATS, THE FLEXIBILITY TO EXERCISE THAT OPTION IN THE EVENT THAT ATS DETERMINES IN GOOD FAITH THAT DOING SO MAY BE THE MOST EFFECTIVE MEANS TO DEFEAT THE PROPOSED STONE MERGER. FOR FURTHER INFORMATION REGARDING THIS CONDITION TO YOUR PROXY, SEE “VOTING PROCEDURES” BELOW.”

ATS has also amended and restated the sentence “ATS WOULD LIKE, IS REQUESTING, AND BY SIGNING THE [COLOR] CARD, THE STOCKHOLDERS WILL BE GRANTING TO ATS THE FLEXIBILITY TO EXERCISE THAT OPTION IN THE EVENT THAT ATS DETERMINES IN GOOD FAITH THAT DOING SO MAY BE THE MOST EFFECTIVE MEANS TO DEFEAT THE PROPOSED STONE MERGER,” in the third paragraph on page 2 and the second full paragraph on Page 11 of the Proxy Statement as follows:

“ATS WOULD LIKE, IS REQUESTING, AND BY SIGNING THE [COLOR] PROXY CARD, A STOCKHOLDER WILL BE GRANTING TO ATS, THE FLEXIBILITY TO EXERCISE THIS OPTION TO WITHHOLD YOUR PROXY IN THE EVENT THAT ATS DETERMINES IN GOOD

Michael Pressman, Esq.
October 5, 2006

FAITH THAT DOING SO MAY BE THE MOST EFFECTIVE MEANS TO DEFEAT THE PROPOSED STONE MERGER.”

4.	On the facing page of your proxy statement, please discuss the “two other proposals” shareholders would be voting against by tendering their proxy to you.

Response: In response to the Staff’s comment, ATS has revised the first two sentences of the first paragraph of the facing page of Proxy Statement to read as follows:

“This Proxy Statement and the enclosed [COLOR] proxy card are furnished by ATS Inc., a Delaware corporation (“ATS”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Woodside”), Woodside Finance Limited, a company formed under the laws of Victoria, Australia, and a wholly owned subsidiary of Woodside (“Woodside Finance”) and Woodside (for convenience purposes, throughout this Proxy Statement, we sometimes refer to ATS as the party soliciting proxies in connection herewith), in connection with ATS’s solicitation of proxies to be used at a special meeting (the “Special Meeting”) of stockholders of Energy Partners, Ltd., a Delaware corporation (the “Company”), to be held on October [ ], 2006, at Hotel InterContinental New Orleans, 444 St. Charles Avenue, New Orleans, Louisiana 70130, at 9:00 a.m. Central Time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, ATS is soliciting proxies from holders of shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, and the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), to vote “AGAINST”: (i) the proposal to approve the issuance of Shares of the Company’s common stock to stockholders of Stone Energy Corporation (“Stone”) in connection with the proposed merger of Stone with and into EPL Acquisition Corp. LLC (the “Proposed Stone Merger”), as a result of the transactions contemplated by the Agreement and Plan of Merger, dated June 22, 2006, by and among the Company, EPL Acquisition Corp. LLC and Stone (the “Stone Merger Agreement”), (ii) the proposed amendment to the Company’s certificate of incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 150,000,000 if the Proposed Stone Merger occurs and (iii) the proposal to adopt the Company’s Amended and Restated 2006 Long Term Stock Incentive Plan.”

5.	On page 2, you indicate that this summary is qualified by the entirety “by the offer to purchase and the related letter of transmittal.” Please remove this qualification. Please similarly revise throughout your document where you

Michael Pressman, Esq.
October 5, 2006

indicate your disclosure is “qualified in its entirety” by reference to other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for the accuracy of the disclosure that appears in your document.

Response: In response to the Staff’s comment, ATS has revised the disclosure on page 2 of the Proxy Statement and made conforming changes where appropriate as more specifically set forth below.

ATS has amended and restated the fourth paragraph on page 2 of the Proxy Statement as follows:

“THE INFORMATION CONTAINED IN THIS PROXY STATEMENT CONCERNING THE OFFER IS A SUMMARY WHICH HIGHLIGHTS SELECTED INFORMATION FROM THE OFFER TO PURCHASE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD READ CAREFULLY THE ENTIRE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL. STOCKHOLDERS MAY OBTAIN A FREE COPY OF SUCH DOCUMENTS FILED BY ATS AT THE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. COPIES OF EACH SUCH DOCUMENT MAY ALSO BE OBTAINED FOR FREE FROM ATS BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, SHAREHOLDERS CALL TOLL-FREE AT (877) 456-3427 (BANKS AND BROKERS CALL COLLECT AT (212) 750-5833).”

ATS has amended and restated the fourth full paragraph on page 8 of the Proxy Statement as follows:

“The information contained in this Proxy Statement concerning the Offer is a summary which highlights selected information from the Offer to Purchase and may not contain all of the information that is important to you. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully the entire Offer to Purchase and Letter of Transmittal. Stockholders may obtain a free copy of the Offer To Purchase and other relevant documents filed by ATS at the Commission’s web site at http://www.sec.gov. Copies of each such document may also be obtained for free from ATS by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, shareholders call toll-free at (877) 456-3427 (banks and brokers call collect at (212) 750-5833).”

Michael Pressman, Esq.
October 5, 2006

ATS has amended and restated the fourth paragraph on page 13 of the Proxy Statement as follows:

“Reference is made to the Company Form S-4 including, without limitation, the joint proxy statement/prospectus contained therein for information concerning the Stone Merger Agreement, the Proposed Stone Merger, the proposals to be voted upon at the Special Meeting, the common stock of the Company, the beneficial ownership of such stock by the principal holders thereof, other information concerning the Company’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of the Company and certain other matters regarding the Company and the Special Meeting. ATS assumes no responsibility for the accuracy or completeness of any such information.”

ATS has amended and restated the fifth paragraph on page 13 of the Proxy Statement as follows:

“The information contained in this Proxy Statement concerning the Offer is a summary which highlights selected information from the Offer to Purchase and may not contain all of the information that is important to you. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully the entire Offer to Purchase and Letter of Transmittal.”

6.	Where appropriate, provide a discussion of your anticipated recourse if the proxy solicitation is unsuccessful.

Response: In response to the Staff’s comment, ATS has revised the Proxy Statement by inserting the following paragraph following the first paragraph on page 2 of the Proxy Statement:

“EVEN IF THE COMPANY’S STOCKHOLDERS APPROVE THE ISSUANCE OF SHARES TO STONE IN CONNECTION WITH THE PROPOSED STONE MERGER, IT MAY STILL BE POSSIBLE THAT THE CONDITION TO OUR OFFER THAT THE STONE MERGER AGREEMENT BE TERMINATED ON TERMS REASONABLY SATISFACTORY TO ATS WILL BE SATISFIED. ADDITIONALLY, THE STONE MERGER AGREEMENT CONTAINS A NUMBER OF CONDITIONS, THE FAILURE OF ANY OF WHICH MAY RESULT IN THE PROPOSED STONE MERGER NOT BEING CONSUMMATED AND THE STONE MERGER AGREEMENT BEING TERMINATED BY THE PARTIES THERETO. HOWEVER, IF SUCH PROPOSAL IS APPROVED AND THE PROPOSED STONE MERGER IS

Michael Pressman, Esq.
October 5, 2006

CONSUMMATED, THEN IT WILL BE IMPOSSIBLE FOR ONE OF THE CONDITIONS TO THE OFFER TO BE SATISFIED. ATS DOES NOT CURRENTLY INTEND TO WAIVE THIS CONDITION.”

ATS has also amended and restated the last paragraph on page 8 (which carries onto page 9) of the Proxy Statement as follows:

“Rejection of the Proposed Stone Merger by the Company’s stockholders will satisfy a condition of the Offer and is an important step in securing the success of the Offer. Your vote “AGAINST” the Proposed Stone Merger does not obligate you to tender your Shares pursuant to the Offer. Even if the Company’s stockholders approve the proposal to approve the issuance of Shares to Stone in connection with the Proposed Stone Merger, it may still be possible that the condition to our Offer that the Stone Merger Agreement be terminated on terms reasonably satisfactory to ATS will be satisfied. The Stone Merger Agreement contains a number of conditions, the failure of any of which may result in the Proposed Stone Merger not being consummated and the Stone Merger Agreement being terminated by the parties thereto. However, if such proposal is approved and the Proposed Stone Merger is consummated, then it will be impossible for one of the conditions to the Offer to be satisfied. ATS does not currently intend to waive this condition.”
A vote against the proposals concerning the Proposed Stone Merger allows you to receive significantly greater value for your Shares, page 2
7.	We note your statement that voting against the Stone Merger allows holders to receive “significantly greater value.” Please revise to clarify here and throughout the document that if the Stone Merger proposal is defeated there is no guarantee that the ATS/Woodside offer would go forward and a significant possibility that no transaction will occur. In each place where you discuss the benefits of the ATS/Woodside offer the disclosure should clearly and prominently disclose that the ATS/Woodside offer is subject to substantial uncertainty.

Response: In response to the Staff’s comment, ATS has revised the Proxy Statement by amending and restating the first bulleted sentence on page 2 of the Proxy Statement as follows:

“A vote “AGAINST” the proposals concerning the Proposed Stone Merger allows you the opportunity to receive significantly greater value for your Shares in the event that each of the conditions to the Offer is satisfied or waived and the Offer is consummated.”

Michael Pressman, Esq.
October 5, 2006

8.	Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. Please expand your disclosure accordingly. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and/or recharacterization as statements of belief or opinion:
• “a vote ‘AGAINST’ the proposals concerning the Proposed Stone Merger allows you to receive significantly greater value for your shares.”
• “the resulting company will be significantly more leveraged and such leverage will decrease its financial and operating flexibility.”
Response: See response to Comment 7. In addition, in response to the Staff’s comments, ATS has revised the Proxy Statement by amending and restating the first paragraph under the first bulleted on page 3 of the Proxy Statement as follows:

“If the Proposed Stone Merger is completed, the Company Form S-4 discloses that the combined company will be significantly more leveraged and such leverage will decrease its financial and operating flexibility. The Company S-4 states on page 21 that “anticipated benefits of the merger,” such as administrative and operating synergies and related cost savings, “may not be realized fully or at all or may or may take longer to realize than expected.” There is no guarantee that the Proposed Stone Merger will increase shareholder value.”

9.	Please clarify whether the immediate premium for Energy Partners shareholders would be based upon the closing price of the company’s common stock on August 25, 2006 and not to current trading prices of the security.

Response: In response to the Staff’s comments, ATS has amended and restated the last paragraph on page 1 of the Proxy Statement as follows:

“IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT THE SIGNIFICANT PREMIUM FOR YOUR SHARES OFFERED BY ATS OVER THE TRADING PRICE OF SHARES AS OF AUGUST 25, 2006 (I.E., PRIOR TO THE ANNOUNCEMENT OF THE OFFER), OR OTHERWISE DO NOT WANT THE COMPANY TO COMPLETE THE PROPOSED STONE MERGER, VOTE “AGAINST” THE ISSUANCE OF SHARES IN CONNECTION WITH THE PROPOSED STONE MERGER,

Michael Pressman, Esq.
October 5, 2006

AND VOTE “AGAINST” THE OTHER PROPOSALS IN CONNECTION THEREWITH, BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD TODAY.”
Conditions to the Offer, page 5
10.	Please expand your disclosure to explain all conditions to the offer.

Response: In response to the Staff’s comments, ATS has included an Annex A in the Proxy Statement which sets forth a detailed description of all the conditions to the Offer. Cross-references to Annex A have been added in the paragraph following the second bulleted sentence on page 3 of the Proxy Statement and to the end of the carryover paragraph on page 6 of the Proxy Statement.
Certain Information Concerning the Proposed Stone Merger, page 8
11.	We note your statement that “the purpose of the solicitation made by this Proxy Statement is to enable the Company’s stockholders to satisfy one of the conditions to the Offer which would allow stockholders to decide for themselves which proposal is financially superior and act accordingly.” Please revise this disclosure to clarify that voting against the merger does not allow stockholders to decide which proposal is financially superior and act accordingly. A successful solicitation against the merger will permit the holders to choose between remaining shareholders of a company that has not engaged in the Stone merger or tendering shares into an offer with substantial unsatisfied conditions.

Response: In response to the Staff’s comments, ATS has revised the fifth full paragraph on page 8 of the Proxy Statement as follows:

“The purpose of the solicitation made by this Proxy Statement is to enable the Company’s stockholders to satisfy one of the conditions of the Offer and make an informed decision about the future of the Company. If the solicitation made by this Proxy Statement is successful, it will permit the stockholders to choose between remaining shareholders in a company that has not engaged in the Proposed Stone Merger or tendering Shares into the Offer, which currently has a number of unsatisfied conditions. ATS believes that many stockholders will favor an outcome which results in the termination of the Stone Merger Agreement and the consummation (if a majority of stockholders tender into the Offer) of the Offer.”
Certain Information Concerning ATS and Woodside, page 9
12.	Revise your disclosure in this section to clearly identify participants in the solicitation. Refer to Item 4 of Schedule 14A. In addition, please provide an analysis supporting you apparent determination that Woodside Finance Pty Ltd is not a participant in the solicitation.

Michael Pressman, Esq.
October 5, 2006

Response: In response to the Staff’s comments, ATS has included information concerning the directors and officers of Woodside Finance Limited in Schedule I of the Proxy Statement and has made necessary changes throughout the Proxy Statement, including on the facing page of the Proxy Statement (see our response to Comment #4), to indicate that each of Woodside Petroleum Ltd. and Woodside Finance are filing persons.

ATS has also inserted the following after the first paragraph ending on page 10 of the Proxy Statement:

“ATS, Woodside, Woodside Finance and their respective directors and executive officers and other persons listed in Schedule I hereto may be deemed to be participants in the solicitation of proxies from stockholders of the Company in respect of the Special Meeting.”
Other Proposals, page 10
13.	Please describe these matters in more detail in the body of your proxy statement. Alternatively, we note that you may rely upon Rule 14a-5(c) to omit information contained in the Energy’s soliciting materials. However, you must make a clear reference to such proxy statement. In addition, expand your disclosure to explain in greater detail why you are recommending that shareholders vote against the merger.

Response: See the response to Item 5. In addition, ATS has deleted the last sentence of the first full paragraph on page 10 of the Proxy Statement and revised the Proxy Statement to insert the following paragraph following such first full paragraph:

“These proposals, in our judgment, stem from the Proposed Stone Merger and as such are not advisable or necessary if the Stone Merger Agreement is terminated. For instance, the Proposed Charter Amendment will not by its terms be effective unless the Proposed Stone Merger is consummated. ATS does not believe that precatory stockholder actions are in the best interest of stockholders who object to the Proposed Stone Merger. Because ATS has not had the opportunity to speak with the Company’s employees or review non-public information regarding the Company and its employees and operations, ATS has no way of determining whether or not the Long Term Incentive Plan is in the best interests of the Company and therefore requests that stockholders vote “AGAINST” this proposal.”

Michael Pressman, Esq.
October 5, 2006

Solicitation of Proxies, page 12
14.	Please clarify the nature of the financial advisory services Credit Suisse Securities will be undertaking for Woodside and ATS.

Response: In response to the Staff’s comments, please note that Credit Suisse is not currently providing any financial advisory services to ATS and Woodside other than those in connection with the potential acquisition of the Company. Credit Suisse is not currently engaged to provide any other specific financial advisory services to ATS and Woodside but may provide such services in the future. ATS has revised the Proxy Statement to amend and restate the fourth paragraph under the heading “Solicitation of Proxies” on page 12 as follows:

“In connection with the potential acquisition of the Company, Credit Suisse is engaged to act as an exclusive financial advisor to Woodside which consists of assisting Woodside in analyzing the financial position of the Company, developing a strategy to effect the acquisition and structuring the acquisition. Credit Suisse and its affiliates have provided and may in the future provide various other investment banking, financial advisory and other services to Woodside or its affiliates, for which they have received or may receive customary compensation. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Credit Suisse and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in the Shares.”

* * *

Please note that in response to the Staff’s comments in a letter dated October 3, 2006, to ATS’s press release filed as additional soliciting materials on September 29, 2006, ATS added the following sentence before the first bulleted sentence on page 3 of the Proxy Statement:

“ATS urges stockholders to obtain a current market quotation for the Shares.”
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                    If you have any questions with respect to the foregoing, please contact me at (212) 735-2770 or Ken Wolff at (212) 735-2681.

Very truly yours,

/s/ Lou Kling
Lou R. Kling